KENNETH A PRYDE, MBA, ACMA, CGMA
'Evergreen', 40 North Mill Street • Hopkinton • MA 01748
Cell 508 333 4422 • Email pryde.ken@gmail.com

SUMMARY OF QUALIFICATIONS

- Financial Business Executive with solid international experience.

- MBA from the University of Surrey, England

- Chartered Management Accountant (CIMA) with strong GAAP, and IFRS knowledge

- Several years' experience in start-up environment

- Current M & A experience

- 15+ years with a US Multinational company with thorough knowledge of international reorganizations and US start-up operations

- Varied experience with statutory, banking and corporate requirements for EMEA, Asia and US. Specific experience in UK, Ireland, France, Germany, Belgium, Sweden and Spain.

- Extensive experience with implementing new accounting procedures and ERP systems in EMEA and the US

- A strategic thinker with outstanding interpersonal and communication skills. Liaison at highest levels of the organization as well as the design and implementation of a Finance Business Partners' Enrichment Program

- 15+ years working in a matrix management environment

- Well versed in business and computer applications, (SysPro, MS Office, QuickBooks, Oracle, SAP, Hyperion, Great Plains, and Peachtree).

PROFESSIONAL EXPERIENCE

Pryde Consulting, LLC
Co-founder and CFO   2008 to Present
Financial Consulting business

Clients:
- **GridEdge Networks Inc**., Littleton, MA. - Advanced communications solutions to electric utilities.
- **BioConversion Solutions LLC**., Exton, PA - Converts biomass to renewable energy
- **Pancon Corporation**, Taunton, MA - Global designer and manufacturer of industry standard and custom Cable Connectors.
- **Vanguard Renewables, LLC**., Wellesley, MA. – A developer and owner/operator of advanced bioprocessing facilities.

Synovia Solutions, LLC   2012 to 2013
VP of Finance and Chief Financial Officer
Responsible for Finance and HR at Synovia Solutions, the leading innovator in the delivery of GPS real-time vehicle tracking software.
- Successful merger of two similar companies in the GPS industry
- Integration of two accounting systems; HR systems;
- Implemented processes to ensure sound internal controls;

- Hired new Finance staff in Indianapolis and trained. Now very strong members of the team.

Everyday Solutions, Inc. 2008 to 2012
VP of Finance and Chief Financial Officer
Responsible for Finance and HR at Everyday Solutions, a leading innovator in the delivery of GPS real-time vehicle tracking software.
- Negotiated two rounds of financing;
- Improved Recurring revenue stream by 30%;
- Implemented internal controls for improved cash management;
- Implemented Flash dashboard to enable management to have quick and current information.
- Acted in capacity as CEO and CUO (Chief Urgency Officer) in temporary absence of CEO.

Converged Access Inc 2004 to 2007
Chief Financial Officer
Responsible for Finance, Operations, HR and IT functions at Converged Access, a leading innovator in the delivery of IP application performance management systems.
- Implemented Sarbanes-Oxley type controls for improved strategic decision-making, more reliable financial results and improved Corporate Governance;
- Negotiated four financing rounds;
- Negotiated software licensing deal with large telecom company
- Negotiated leasing line for engineering equipment.
- Coordinated the management buyout of Sitara's assets and set up of new company.

Sitara Networks Inc 2002 to 2004
Chief Financial Officer
Responsible for Finance, HR and IT functions at Sitara, a company that develops and markets a comprehensive, integrated suite of high performance QoS (quality of service) networking hardware and software products.

- Reduced AR days from 120 to 45 days in 6 months;
- Current DSO at below 30 days
- Reduced cash burn rate by 80% in three quarters;
- Reduced cash burn rate to break even in 9 months;
- Negotiated new lease financing and AR financing lines;
- Implemented Sarbanes-Oxley type controls.

Motorola Inc **1985 to 2002**

Motorola Stamford, CT 2000 to 2002
Division Controller, Software Corporation of America and Suncoast Inc.
Controller for new software company acquisitions in Stamford, CT and Shalimar, FL

- Integrated accounting systems and implemented Motorola controls and procedures.
- Implemented Self-Assessment Program covering Protection of Proprietary Information; asset control; export control and crisis management. This resulted in the highest grade at the organization first Internal Audit.
- Reorganized the Finance support functions resulting in a 50% reduction in workforce.

Motorola Mansfield, MA 1997 to 2000
Controller, the Americas, $200m revenue, 19 staff.

Led the North and Latin America Sales and Customer Service Finance support groups including Analysis, Credit Management and Financing.

- Distribution Channel management: Value Added Resellers and Two Tier Programs.
- Planning and Forecasting for Americas Distribution.
- Led the reorganization effort to divest the Canadian subsidiary through a Management Buyout resulting in $3.5m of cost savings and a more profitable distribution channel.

Motorola Mansfield, MA   1994 to 1997
Manager, Group Financial, Planning & Analysis, $400m revenue, 6 staff
Planning and forecasting for the ISG Group including Long Range Planning.
- Designed and implemented an enrichment program for managers that concentrated on the Finance Business Partner concept. This resulted in a more efficient Finance support system, more knowledgeable Finance Managers as well as a more cohesive General Manager and Finance team.
- Closure of Motorola's Ireland and Belgium subsidiaries through Management Buyouts resulting in significant cost savings and more profitable distribution channels.
- Financial and business support to the President of the ISG Group. Responsible for preparation of Executive Board packages, Annual and Five Year planning.

Motorola Wallington, Surrey, UK   1991 to 1994
European Financial Manager, $200m revenue.
Financial support to the European General Manager.
- Supported the implementation of an integrated accounting software package and re-engineering of operational processes.
- Transitioned the UK and Ireland Finance team through a Pan European harmonization of Finance support. This resulted in a 46% reduction in Finance heads and a $2.5m cost saving across Europe.
- Closure of the Swedish & Spain subsidiaries through Management Buyouts resulting in significant cost savings and more profitable distribution channels.

Motorola Wallington, Surrey, UK   1987 to 1991
Financial Controller (UK and Ireland), $30m revenue, 13 staff.
General Accounting Manager, 6 staff.

Motorola Basingstoke, Surrey, UK   1985 to 1987
Corporate Accountant

Wood, Mackenzie & Co. Edinburgh, Scotland   1981 to 1985
Financial Analyst, Stockbrokers.

Central Farmers Ltd. Fife, Scotland   1975 to 1981
Accountant

EDUCATION

Master of Business Administration   1994
University of Surrey, Surrey, England
- MBA from the University of Surrey that culminated in a dissertation on the influence of company and country culture on organizational change.

Chartered Management Accountant	1986

Associate of the Chartered Institute of Management Accountants (ACMA)
Fife, Scotland and London, England

Scottish Higher National Certificate in Accounting	1980

Fife, Scotland

Professional Affiliations

Chartered Institute of Management Accountants (CIMA)
Chartered Global Management Accountant (CGMA)
Financial Executives Networking Group (FENG)

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